                                                                Exhibit 19









                                   1st
                                 FRANKLIN
                                FINANCIAL
                               CORPORATION



                                QUARTERLY
                           REPORT TO INVESTORS
                                 FOR THE
                             SIX MONTHS ENDED
                              JUNE 30, 1996

                         MANAGEMENT'S LETTER

Financial Condition:
- -------------------
   An increase in consumer lending during the 2nd quarter of 1996 resulted in a $2.1 million (2%) increase in the Company's net receivables (gross receivables less unearned finance charges) as of June 30, 1996 as compared to December 31, 1995. Although the Company's loan portfolio increased, total assets declined $3.1 million (2%) mainly due to a $4.8 million (16%) decrease in cash and cash equivalents. Funds were used to redeem maturing commercial paper and for disbursement of the Company's annual employee incentive bonus accrued from the prior year.

   Overall liabilities declined $5.8 million (4%) as a direct result of the aforementioned commercial paper redemptions and the disbursement of the employee incentive bonus.

   Volatility in bond market values during the current period resulted in a net unrealized loss of $142,906 on bonds held as available for sale in the Company's investment portfolio. At December 31, 1995, the Company had a $251,145 net unrealized gain on these same bonds.

Results of Operations:
- ---------------------
   During the current year total revenues increased $1.7 million (6%) as compared to the same period in 1995 primarily due to increases in interest income. Average net receivables were $135.1 million during the six months ended June 30, 1996 as compared to $126.4 million during the same six-month period ended June 30, 1995. Interest income rose $.5 million (6%) and $1.3 million (7%) during the quarter and six-month period just ended as compared to the same periods a year ago, respectively, as a result of the higher level of average net outstanding receivables.

   Although total revenues increased during the current year, net earnings were $.3 million (19%) and $.6 million (15%) lower during the quarter and six months ended June 30, 1996 as compared to the same comparable periods in 1995 due to higher loan losses and increases in other operating expenses. An overall increase in interest cost during the six month period also contributed to the suppressed profit growth.

   Net charge-offs increased $.3 million (31%) and $.6 million (39%) during the quarter and six month periods ended June 30, 1996 and 1995, respectively. The higher level of average net receivables outstanding and escalating bankruptcy filings were the primary causes of the increase in net charge-offs. This increase in net charge-offs caused the Company's provision for loan losses to increase $.1 million (23%) and $.5 million (32%) during the comparable periods.

   Other operating expenses increased $1.0 million (13%) during the quarter ended June 30, 1996 as compared to the quarter ended June 30, 1995 and $1.7 million (12%) during the six-month period ended June 30, 1996 as compared to the same six-month period a year ago. Higher payroll and employee benefit costs, increases in computer expenses, legal and audit expenses, postage, rent expense, telephone expense and taxes and licenses were the main causes of the increases.

   Effective income tax rates were 25.4% and 29.5% for the quarters ended June 30, 1996 and 1995 and 27.0% and 30.1% for the six months just ended as compared to the same period a year ago, respectively. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decrease the Company's consolidated tax rate below statutory rates. Rates are lower during the current year due to the fact that the Company's insurance subsidiary earned a higher portion of the consolidated taxable income.

Liquidity:
- ---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Although net cash flows from financing activities, excluding bank borrowings, decreased $29.4 million during the quarter just ended as compared to the same quarter a year ago, liquidity was not adversely affected as the Company maintained a strong cash position and collections on loans increased $3.5 million during the comparable periods. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at June 30, 1996 and December 31, 1995, relating to this agreement. Another agreement provides for an additional $2 million for general operating purposes. Available borrowings under this agreement were $2 million at June 30, 1996 and December 31, 1995.

   Liquidity was not adversely affected by delinquent accounts even though the percentage of outstanding receivables 60 days or more past due increased to 5.1% of receivables at June 30, 1996 from 4.8% of receivables at December 31, 1995.

   Management continually reviews potentially uncollectible loans and evaluates the inherent risks and change in the composition of the Company's loan portfolio. Projections for the remainder of 1996 indicate a need to increase the allowance for loan losses to provide adequate protection against increasing loan losses on the current portfolio. The increase in the allowance will not affect liquidity as the allowance is maintained out of income, however, Management projects earnings will be negatively impacted by approximately $.7 million by December 31, 1996.

Legal Proceedings:
- -----------------
   The Company has various legal proceedings pending against it in the state of Alabama and one case in the state of Georgia alleging different violations of state consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. The outcome of the various actions is currently not determinable. Financial condition and operating results of the Company could be materially affected in the event of an unfavorable outcome. However, Management believes that the Company's operations are in compliance with applicable regulations and that the actions are without merit. The Company is diligently contesting all the complaints.

Other:
- -----
   Management continues to explore and evaluate potential new market areas as part of its expansion plans. The Company is in the process of applying for licenses to operate in the state of Mississippi with tentative plans to open two offices in September, if approved. Louisiana is also being explored as a potential new market area.

                    1st FRANKLIN FINANCIAL CORPORATION
              CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                 June 30,        December 31,
                                                   1996              1995
                                              ------------      ------------
                                               (Unaudited)        (Audited)

                                  ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . . .    $ 25,707,195      $ 30,513,593

LOANS, net . . . . . . . . . . . . . . . .     123,392,793       120,762,867

INVESTMENT SECURITIES:
  Available for Sale, at fair market value      17,648,031        17,194,375
  Held to Maturity, at amortized cost. . .       3,692,034         5,186,492
                                              ------------      ------------
                                                21,340,065        22,380,867
                                              ------------      ------------

OTHER ASSETS . . . . . . . . . . . . . . .       8,593,479         8,426,661
                                              ------------      ------------

          TOTAL ASSETS . . . . . . . . . .    $179,033,532      $182,083,988
                                              ============      ============


                  LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . . .    $ 88,696,391      $ 95,540,664
OTHER LIABILITIES. . . . . . . . . . . . .       6,880,681         8,179,506
SUBORDINATED DEBT. . . . . . . . . . . . .      32,996,324        30,616,915
                                              ------------      ------------
     Total Liabilities . . . . . . . . . .     128,573,396       134,337,085
                                              ------------      ------------

STOCKHOLDERS' EQUITY:
   Common Stock. . . . . . . . . . . . . .         170,000           170,000
   Net Unrealized Gain (Loss) on
     Investment Securities Available
     for Sale. . . . . . . . . . . . . . .        (142,906)          251,145
   Retained Earnings . . . . . . . . . . .      50,433,042        47,325,758
                                              ------------      ------------
     Total Stockholders' Equity. . . . . .      50,460,136        47,746,903
                                              ------------      ------------
          TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY . . . .    $179,033,532      $182,083,988
                                              ============      ============


     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME

                                 Quarter Ended           Six Months Ended
                                   June 30                   June 30
                           ------------------------  ------------------------
                                 (Unaudited)               (Unaudited)
                               1996         1995         1996         1995
                           -----------  -----------  -----------  -----------

INTEREST INCOME . . . . .  $ 9,951,526  $ 9,410,073  $19,951,348  $18,610,336
INTEREST EXPENSE. . . . .    2,016,241    2,015,506    4,063,782    3,710,556
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME . . .    7,935,285    7,394,567   15,887,566   14,899,780
  Provision for
    Loan Losses . . . . .    1,226,282      997,968    2,174,656    1,643,405
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME
  AFTER PROVISION
  FOR LOAN LOSSES . . . .    6,709,003    6,396,599   13,712,910   13,256,375
                           -----------  -----------  -----------  -----------
NET INSURANCE INCOME  . .    3,209,815    3,158,247    6,508,646    6,318,962
                           -----------  -----------  -----------  -----------
OTHER REVENUE . . . . . .       92,416       84,892      204,914      184,166
                           -----------  -----------  -----------  -----------
OTHER OPERATING EXPENSES:
   Personnel Expense. . .    5,025,388    4,607,775    9,717,891    8,951,192
   Occupancy  . . . . . .    1,067,787      944,648    2,116,853    1,888,145
   Other. . . . . . . . .    2,023,349    1,600,686    4,208,837    3,533,755
                           -----------  -----------  -----------  -----------
     Total. . . . . . . .    8,116,524    7,153,109   16,043,581   14,373,092
                           -----------  -----------  -----------  -----------
INCOME BEFORE
  INCOME TAXES. . . . . .    1,894,710    2,486,629    4,382,889    5,386,411

   Provision for
     Income Taxes . . . .      480,884      733,006    1,184,919    1,618,644
                           -----------  -----------  -----------  -----------

NET INCOME. . . . . . . .    1,413,826    1,753,623    3,197,970    3,767,767

RETAINED EARNINGS,
  Beginning of period . .   49,109,902   43,143,080   47,325,758   41,128,936

    Dividends on
      Common Stock. . . .       90,686       77,447       90,686       77,447
                           -----------  -----------  -----------  -----------
RETAINED EARNINGS, end
  of period . . . . . . .  $50,433,042  $44,819,256  $50,433,042  $44,819,256
                           ===========  ===========  ===========  ===========
EARNINGS PER SHARE:
  Voting Common Stock;
    1700 Shares Outstanding
    all Periods all periods)    $ 8.32       $10.32       $18.82       $22.18
                                ======       ======       ======       ======
  Non-Voting Common Stock;
    168,201 Shares
    Outstanding June 30, 1996   $ 8.32       $10.32       $18.82       $22.18
                                ======       ======       ======       ======

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    1st FRANKLIN FINANCIAL CORPORATION
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

             Increase (Decrease) in Cash and Cash Equivalents

                                                        Six Months Ended
                                                            June 30
                                                   -------------------------
                                                          (Unaudited)
                                                       1996          1995
                                                   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . .   $ 3,197,970   $ 3,767,767
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for Loan Losses . . . . . . . . .     2,174,656     1,643,405
     Depreciation and Amortization . . . . . . .       543,831       519,364
     Other, net. . . . . . . . . . . . . . . . .        56,615       (74,262)
     (Increase) Decrease in
        Miscellaneous assets . . . . . . . . . .      (196,312)       34,827
     (Decrease) in Accounts Payable and
        Accrued Expenses . . . . . . . . . . . .    (1,298,825)     (826,404)
                                                   -----------   -----------
           Net Cash Provided by
             Operating Activities. . . . . . . .     4,477,935     5,064,697
                                                   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased. . . . . . . . .   (52,690,333)  (50,158,736)
  Loan Payments. . . . . . . . . . . . . . . . .    47,885,751    44,383,009
  Purchases of marketable debt securities. . . .    (3,045,570)   (5,365,279)
  Principal payments on securities . . . . . . .        72,386            --
  Sales of marketable securities . . . . . . . .       768,750            --
  Redemptions of securities. . . . . . . . . . .     2,750,000            --
  Other, net . . . . . . . . . . . . . . . . . .      (469,767)     (454,076)
                                                   -----------   -----------
        Net Cash Provided by
          Operating Activities . . . . . . . . .    (4,728,783)  (11,595,082)
                                                   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt. . . . . . . . . . . .    (6,844,273)   18,152,769
  Subordinated Debt Issued . . . . . . . . . . .     4,312,036     8,313,184
  Subordinated Debt redeemed . . . . . . . . . .    (1,932,627)   (1,892,980)
  Dividends Paid . . . . . . . . . . . . . . . .       (90,686)      (77,447)
                                                   -----------   -----------
     Net Cash Provided by
          Financing Activities . . . . . . . . .    (4,555,550)   24,495,526
                                                   -----------   -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . .    (4,806,398)   17,965,141

CASH AND CASH EQUIVALENTS, beginning . . . . . .    30,513,593     6,689,544
                                                   -----------   -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . . .   $25,707,195   $24,654,685
                                                   ===========   ===========

Cash Paid during the period for:  Interest . . .   $ 4,040,969   $ 3,534,395
                                  Income Taxes .       992,000     1,626,076


     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                 -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1995 and for the years then ended included in the Company's December 31, 1995 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 1996 and December 31, 1995 and the results of its operations and its cash flows for the six months ended June 30, 1996 and 1995. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

                            BRANCH OPERATIONS
                             -----------------
            Isabel Vickery Youngblood . . . Senior Vice President
            A. Jarrell Coffee . . . . . . . Vice President
            Jack R. Coker . . . . . . . . . Vice President

            Robert J. Canfield. . . . . . . Area Vice President
            J. Michael Culpepper. . . . . . Area Vice President
            Ronald F. Morrow. . . . . . . . Area Vice President

                              SUPERVISORS
                              -----------
Regina Bond                   Jeff Lee                Judy Paul
Susie Cantrell                Tommy Lennon            Ed Pulsifer
Donald Carter                 Mike Lyles              David Reynolds
Jimmy Davis                   Johnny McEntyre         Timothy Schmotz
Tony Ellison                  Dianne Moore            Bob Seawright
Donald Floyd                  Melvin Osley            Barbara Sims
Jack Hobgood                  Dale Palmer             Gaines Snow
Judy Landon                   Darryl Parker           Marc Thomas

                                OFFICES
                                -------
Alabama Offices:              Georgia Offices:        Georgia Offices:
- ---------------               ---------------         ---------------
Alexander City                Cartersville            McRae
Andalusia                     Cedartown               Milledgeville
Arab                          Chatsworth              Monroe
Athens                        Clarkesville            Montezuma
Bessemer                      Claxton                 Monticello
Birmingham                    Clayton                 Moultrie
Clanton                       Cleveland               Nashville
Cullman                       Cochran                 Newnan
Decatur                       Commerce                Perry
Dothan                        Conyers                 Richmond Hill
Enterprise                    Cordele                 Rome
Florence                      Cornelia                Royston
Gadsden                       Covington               Sandersville
Huntsville                    Cumming                 Savannah
Jasper                        Dallas                  Statesboro
Opp                           Dalton                  Swainsboro
Ozark                         Dawson                  Sylvania
Prattville                    Douglas                 Sylvester
Russellville                  Douglasville            Thomaston
Scottsboro                    Eastman                 Thomson
Selma                         Elberton                Tifton
Sylacauga                     Ellijay                 Toccoa
Troy                          Forsyth                 Valdosta
Tuscaloosa                    Fort Valley             Vidalia
                              Gainesville             Warner Robins
Georgia Offices:              Garden City             Washington
- ---------------               Georgetown              Winder
Adel                          Greensboro
Albany                        Griffin                 South Carolina Offices:
Alma                          Hartwell                ----------------------
Americus                      Hawkinsville            Aiken
Athens                        Hazlehurst              Anderson
Barnesville                   Hinesville              Cayce
Baxley                        Hogansville             Clemson
Blakely                       Jackson                 Columbia
Blue Ridge                    Jasper                  Easley
Bremen                        Jefferson               Gaffney
Brunswick                     Jesup                   Greenville
Buford                        LaGrange                Greenwood
Butler                        Lavonia                 Lancaster
Cairo                         Lawrenceville           Laurens
Calhoun                       Madison                 Orangeburg
Canton                        Manchester              Seneca
Carrollton                    McDonough               Union
                                                      York

                                 DIRECTORS
                                 ---------
                             W. Richard Acree
                       President, Acree Oil Company

                            Ben F. Cheek, III
                   Chairman and Chief Executive Officer
                    1st Franklin Financial Corporation

                             Lorene M. Cheek
                                Homemaker

                             Jack D. Stovall
                President, Stovall Building Supplies, Inc.

                          Dr. Robert E. Thompson
                         Physician, Toccoa Clinic

                            EXECUTIVE OFFICERS
                            ------------------
                            Ben F. Cheek, III
                   Chairman and Chief Executive Officer

                             T. Bruce Childs
                  President and Chief Operating Officer

                             A. Roger Guimond
                Vice President and Chief Financial Officer

                               Lynn E. Cox
                                Secretary

                              Linda L. Sessa
                                Treasurer

                            INVESTMENT CENTER
                            -----------------
                               Lynn E. Cox
                            Account Executive

                             Phoebe P. Martin
                            Account Executive

                             Sandra N. Oliver
                               New Accounts

                                 COUNSEL
                                 -------
                        Jones, Day, Reavis & Pogue
                        3500 One Peachtree Center
                        303 Peachtree Street, N.E.
                       Atlanta, Georgia  30308-3242

                                 AUDITORS
                                 --------
                           Arthur Andersen LLP
                        133 Peachtree Street, N.E.
                         Atlanta, Georgia  30303